

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2011

Via E-mail
Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Global Daily Net Asset Value Trust, Inc.
405 Park Avenue
15th Floor
New York, NY 10022

> **Re:** **American Realty Capital Global Daily Net Asset Value Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 27, 2011**
> **File No. 333-177563**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 181 regarding the share redemption program. Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

2.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   Please advise us whether the independent valuer will file a Rule 436 consent with respect to the disclosure of the property portfolio and liability values. We note that you have identified the valuer as an "expert" on page 211.

6.   Please add disclosure in the summary section that the NAV calculation is an estimate and that organizational and offering costs are amortized over five years.

Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

8.   Please add a cover page and summary risk factor relating to the competing time demands imposed on the sponsor by all the other public programs it is currently managing.

9.   Please clarify that the shares sold pursuant to the dividend reinvestment plan will also be based on your net asset value.

Investment Objectives, page 2

10.   We note your disclosure in this section that you will seek to invest 25% of your capital in Europe. However, on page 62 and elsewhere, you indicate that you may invest up to 40% of your capital in Europe. Further, you indicate that up to 10% of your investments may be made elsewhere internationally. Please revise your disclosure as appropriate.

How is an investment in shares of your common stock different from listed REITs?, page 2

11.   Please provide a more balanced comparison with listed REITs. For example, please disclose that common stock in a listed REIT is more liquid than your common stock.

Who are your advisor and service providers and what will they do?, page 3

12.   Please revise to identify the European service provider you intend to use.

How will your advisor calculate NAV per share?, page 6

13.   Please revise to clarify that the independent valuer will also value the liabilities. Please also provide more detailed disclosure of any adjustments the advisor might make to the values calculated by the independent valuer.

Who should buy shares?, page 9

14.   We note that you refer to yourself as a finite-life entity. However, we note that you are not required to liquidate by a specific date and that your board may determine when you should commence a liquidity event. Please revise your disclosure to clarify this point.

Will you use debt borrowing to finance your investments?, page 11

15.   Please revise to disclose the amount of leverage you are permitted to incur under your charter.

What are your exit strategies?, page 11

16.   We note your disclosure that you intend to begin a liquidity event in three to six years after the offering. However, on page 114 and elsewhere, you state that you intend to begin a liquidity event in six to eight years. Further, on page 130, you state that you intend to begin a liquidity event in three to five years. Please revise your disclosure as appropriate to clarify this discrepancy.

17.   Please revise to disclose that your intended liquidity events are subject to the board
        determining it is appropriate to commence a liquidity event and that shareholders must
        approve a proposed liquidity event. Please revise to clarify, if true, that you may
        continue indefinitely if your shareholders do not approve your proposed liquidity
        transactions.

What conflicts of interest will your advisor …?, page 12

18.   Please disclose the respective interest held in your sponsor by Messrs. Schorsch and
        Kahane.

What are the fees that you will pay …?, page 14

19.   Please clarify how your advisors and sub-advisors will be compensated if you enter into a
        joint venture with an affiliate.

Selling Commissions, retail shares, page 15

Platform Fee …, page 16

20.   Please disclose the maximum platform fee to be paid assuming you sell the total amount
        of institutional shares being registered in this offering. Please make similar revisions in
        the table on page 62 and in the table starting on page 84.

Operating Expenses, page 19

21.   We note that you intend to reimburse your advisor for personnel costs. Please
        specifically state whether you will reimburse your advisor for the salaries and benefits to
        be paid to your named executive officers. Please tell us what consideration you have
        given to providing the disclosure required by Item 402 of Regulation S-K regarding
        compensation of your named executive officers. Refer to Item 402(a)(2), which requires
        disclosure of compensation paid "by any person for all services rendered in all capacities
        to the registrant." Please make similar revisions to your disclosure in the table starting on
        page 84.

Compensation and Restricted Stock Awards to Independent Directors, page 21

22.   We note your disclosure on page 70 regarding a per transaction fee that may be paid to
        the directors. Please provide disclosure regarding this fee here and in the table starting on
        page 84.

Subordinated Distribution upon Termination of the Advisory Agreement, page 24

23.   Please revise to clarify how the amounts are determined.

Risk Factors, page 28

It may be difficult to accurately reflect…, page 32

24.   It appears that there may be material information known by the company regarding
        changes in the NAV per share that may not be provided to an investor prior to his or her
        investment decision. Please advise us why the company does not believe this creates a
        significant liability issue. Refer to Section 12(a)(2) and Rule 159 of the Securities Act.

The management of multiple REITs…, page 34

25.   In this risk factor or the preceding risk factor, please identify the programs currently
        publicly raising proceeds for investment and the aggregate dollar amount of securities
        offered.

We may not be able to sell our properties …, page 45

26.   We note your disclosure that "[m]any of [your] leases will not contain rental increases
        over time." However, on page 2, you indicate that your investment objective is "to
        generate cash flow that will support a stable distribution to investors with potential for
        growth through leases that link the rent to the change in the Consumer Price Index, or
        CPI, or other forms of lease increases." Please revise you disclosure, as appropriate, to
        address this discrepancy.

Subordinated Participation in Net Sale Proceeds, page 84

27.   Please define the term "Net Sale Proceeds."

Valuation Policies, page 121

28.   Please provide a more detailed discussion of the process by which the advisor will
        evaluate the independent valuer's calculations and the other matters the advisor will
        consider in making any adjustments.

Adverse Business Developments and Conditions, page 143

29.   Please provide more detail regarding the cumulative distributions and sources of
        distributions of ARCT since its inception.

Plan of Distribution, page 199

30.   Please advise us whether the REIT intends to conduct a follow-on offering. If so, please
        revise accordingly.

Subscription Process, page 204

31.   Please disclose whether a potential investor can withdraw its subscription agreement
        between the time of submission and time of acceptance. Please also clarify whether the
        purchase price is based on the NAV on the day of submission or acceptance.

Financial Statements and Notes

Note 3 – Related Party Transactions and Arrangements, page F-10

32.   We note your advisor and its affiliates will receive compensation and reimbursement for
        services relating to the offering and the investment and management of your assets.
        Please expand your note disclosures to include significant terms relating to your
        agreement with these entities. Expanded disclosures should include information related
        to fees and compensation to be paid.

Table I, page A-2

33.   Please advise why the percentage leverage for ARC New York is negative. In addition,
        please confirm that the leverage ratios disclosed in the footnotes are calculated in the
        same manner as those in the table.

Table III: Operating Results of Public Program Properties, page A-10

34.   We note footnote (5) of the table which states that Federal tax results for the year ended
        December 31, 2010 are not available as of the date of the filing. Please advise us why
        these are not available and revise to include estimated information along with a footnote
        noting the source of the data and whether the data is subject to adjustment.

Table V, page A-16

35.   Many of these properties appear to have been purchased and sold at the same time.
        Please advise.

Part II, page II-1

Item 37. Undertakings, page II-3

36.   Please revise paragraph (A) clause (ii) to include the entire undertaking required by Item
        512(a)(1)(ii) of Regulation S-K.

Exhibits

37.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

38.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

39.   We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John A. Good, Esq. (*via e-mail*)